Exhibit 99.2

Change in registered office address of Azure Power Global Limited

Azure Power (NYSE: AZRE) (“Azure” or “the Company”), updates that the registered office address of the company w.e.f. October 1, 2022 will change from c/o AAA Global Services Ltd, 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius to c/o AAA Global Services Ltd, 4th Floor, Iconebene, Rue De L’institut, Ebene, 80817, Mauritius.